UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period November 2004______	File No. ___0-49947____

Storm Cat Energy Corp.

(Formerly Toby Ventures Inc.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 2B3

(Address of principal executive offices)

1.

News Release dated November 16, 2004

2.

News Release dated November 17, 2004

3.

News Release dated November 18, 2004

4.

Interim Financial Statements (Unaudited) and MD&A for the period ended September 30, 2004.

5.

Certification of interim statements by CFO

6.

Certification of interim statements by CEO

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  ___X__         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____       No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Storm Cat Energy Corp.

(Registrant)

Dated December 2, 2004	Signed: /s/ Christopher Dyakowski Christopher Dyakowski, Director

STORM CAT ENERGY CORPORATION
SUITE 430 - 580 HORNBY STREET
VANCOUVER, BC V6C 3B6
TELEPHONE: 1-87STORMCAT

NEWS RELEASE

November 16, 2004

The Company announces that on November 10, 2004 it closed the non-brokered private placement previously announced in its news release dated November 1, 2004. On closing, the Company issued a total of 800,000 units at a price of $1.25 per unit. Each unit consists of one Common share and one-half of one share purchase warrant with one whole warrant entitling the holder to purchase one Common share for a term of 12 months at a price of $1.55 per share. The hold periods on the shares and any shares acquired on exercise of the warrants expire on March 11, 2005.

STORM CAT ENERGY CORPORATION

/s/ Carmen Etchart

Carmen Etchart, Secretary

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

NEWS RELEASE

Storm Cat Energy Acquires Natural Gas from Coal
Production In Powder River Basin, Wyoming

November 15, 2004 - Storm Cat Energy Corporation (SME-TSX.V) (the “Company”) is pleased to announce it has acquired 100 % working interest (81.5% net), in 1,481 acres of the Jamison/North Twenty Mile fields, located in Campbell County, Wyoming, USA. Geologically, these fields are located on the eastern flank of the Powder River Basin coalbed natural gas region.

Originally placed in production in early 2002, these fields are currently producing at a rate of approximately 1.0 million cubic feet per day (Mmcfd) of natural gas from 28 producing wells. The current production derives from the Anderson and Canyon coal seams with gross and net proven reserves of 1.148/0.842 billion cubic feet (Bcf) respectively and gross and net probable reserves of 3.231/2.370 Bcf respectively. The reserve estimates were provided by Sproule Associates in Denver, Colorado.

In consideration of the acquisition, the Company has paid $1.25 million US for the properties. The effective date of the transaction is December 1, 2004.

A total of six coal seams exist in the area, including the Anderson and Canyon. The company believes two of the lower coal seams, the Cook and the Wall provide sufficient thickness to warrant testing and development through the drilling of new wells. In addition, the Company feels the Smith coal seam is a good candidate for recompletion of certain existing wells but no reserves were attributed to it in the Sproule analysis.

Company President, Scott Zimmerman said: “The acquisition of natural gas production with potential developmental drilling in a renowned coalbed natural gas region of the United States is a fundamental step in Storm Cat establishing itself as a company focused on the acquisition, exploration and expansion of significant natural gas deposits worldwide.”

Storm Cat Energy Corp. is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for it’s shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT (1-877-867-6228) or via email info@stormcatenergy.com.

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Storm Cat Energy Acquires Alaskan Lands In
Oil and Gas Lease Sale

November 18, 2004

CALGARY, Alberta – Storm Cat Energy Corp. (SME– TSX.V) (the “Company”) announces it has acquired extensive Petroleum and Natural Gas leases in the Cook Inlet region of Alaska. Approximately 45 kms from Anchorage, the Company has acquired 18,369 acres comprising two five-year leases on two claims. These lands are considered prospective for both coalbed natural gas as well as conventional natural gas. In consideration of the lease acquisitions, Storm Cat has agreed to pay a total US$203,901 or US$11.10 per acre to the title holder, the Alaskan Mental Health Trust.

Mr. Scott Zimmerman, Storm Cat’s President has considerable experience in this area and states, “This lease acquisition is in keeping with Storm Cat’s objective, to acquire prospective leaseholds where significant value can be added in the development of natural gas resources. The Mat-Su Valley area, north of Anchorage is one of the fastest growing areas in Alaska and one which will greatly benefit if commercial gas resources are developed”

Storm Cat Energy Corp. is a growing exploration company focusing on developing unconventional natural gas reserves globally. The company’s primary objective is to create value for its shareholders by applying strong technical expertise to strategies that will unlock substantial natural gas resources in areas where production can be achieved quickly and efficiently.

By Order of the Board of Directors of
Storm Cat Energy Corporation

J. Scott Zimmerman
President

For further information, please contact The Kottmeier Resolution Group, investor relations, at toll free 1-87STORMCAT

(1-877-867-6228) or via email info@stormcatenergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

(an exploration stage company)

INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED)

NOTES TO US READERS:

These financial statements have been prepared according to Canadian GAAP. For US GAAP reconciliation please refer to the audited financial statements for years ended December 31, 2003 and 2002.

NOTICE TO READER

BALANCE SHEETS

STATEMENTS OF DEFERRED EXPLORATION COSTS STATEMENTS OF LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.

SUITE 1104 - 750 WEST PENDER ST.

CERTIFIED GENERAL ACCOUNTANT

VANCOUVER, BRITISH COLUMBIA
                                                       CANADA V6C 2T8

Jerry A. Minni, G.C.A. *

Geoffrey S. V. Pang, C.G.A., FCCA **

TELEPHONE: (604) 683-0343
FAX: (604) 683-4499

* Incorporated professional ** Associate

NOTICE TO READER

To the Shareholders,

Storm Cat Energy Corporation (Formerly Toby Ventures Inc.)

I have compiled the balance sheets of STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) as at September 30, 2004 and 2003 and the statements of loss, deficit and cash flows for the periods then ended from information provided by management. I have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“J.A. Minni & Associates Inc.”

CERTIFIED GENERAL ACCOUNTANT

Vancouver, B.C. November 1, 2004

STORM CAT ENERGY CORPORATION (formerly Toby Ventures Inc.) INTERIM BALANCE SHEETS
(UNAUDITED – SEE NOTICE TO READER)
	ASSETS
		Sept. 30, 2004	Dec. 31, 2003
CURRENT Cash		$ 859,669	$ 586,314
GST recoverable		25,895	8,917
Mining tax credits receivable		286	286
Deferred charge (Note 4)		265,825	-
		1,151,675	595,517
CAPITAL ASSETS, at cost net of accumulated amortization of $10,586 (2003-$2,455)		6,476	5,073
MINERAL PROPERTIES (Note 3)		269,931	29,153
DEFERRED EXPLORATION COSTS (Note 3)		901,025	312,155
DEFERRED CHARGES (Note 4)		104,314	-
		$ 2,433,421	$ 941,898
	LIABILITIES
CURRENT Accounts payable and accrued liabilities		$ 126,993	$ 36,712
Due to related parties (Note 5)		7,383	1,974
		134,376	38,686
SHAREHOLDERS’ EQUITY			770,593

SHARE CAPITAL (Note 4)		2,801,853
SHARE SUBSCRIPTIONS		12,500	497,000
CONTRIBUTED SURPLUS (Note 4)		741,790	311,690
DEFICIT		(1,257,098)	(676,071)
		2,299,045	903,212
		$ 2,433,421	$ 941,898

APPROVED BY THE DIRECTORS:

“Chris Dyakowski”

 “Scott Zimmerman”

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		9 months ended Sept. 30,
	2004	2003	2004	2003
SADIM PROPERTY
Transport, supplies and support costs	$ -	$ 1,000	$ -	$ 1,000
Reports, mapping and filling	-	-	-	400
	-	1,000	-	1,400
MONGOLIA PROPERTY Drilling	81,050	-	81,050	-
Geological consulting	116,227	-	116,227	-
Amortization of camp capital assets	3,499	-	6,805	-
Trucks and equipment in camp	7,181	-	98,136	-
Camp and supplies	29,799	-	56,324	-
Sampling	6,467	-	6,467	-
Travel, meals and accommodation	20,414	-	47,763	-
Project management and field supervision fees	51,920	-	176,098	-
	316,557	-	588,870	-
DEFERRED EXPLORATION COSTS FOR THE PERIOD	316,557	1,000	588,870	1,400
ADJUSTMENT TO PROVINCIAL TAX CREDIT RECOVERABLE	-	1,101	-	1,101
DEFERRED EXPLORATION COSTS, BEGINNING OF PERIOD	584,468	278,013	312,155	277,613
DEFERRED EXPLORATION COSTS, END OF PERIOD	$ 901,025	$ 280,114	$ 901,025	$ 280,114

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

INTERIM STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		9 months ended Sept. 30,
	2004	2003	2004	2003
REVENUE Interest	$ -	$ -	$ -	$ -
EXPENSES Advertising and promotion	314	346	8,104	1,148
Amortization	442	195	1,327	583
Consulting fees	24,524	5,422	24,524	5,422
Interest and bank charges	483	-	972	22
Investor relations	-	-	21,122	-
Loss on foreign exchange	1,068	-	2,116	-
Management and administration fees	21,083	9,000	46,669	24,500
Office and miscellaneous	2,601	343	20,032	1,952
Professional fees	19,190	4,331	84,030	19,745
Property investigation and evaluation	49,584	-	189,357	-
Rent	3,894	-	8,794	-
Shareholder information	196	-	10,930	-
Stock based compensation (Note 4)	(129,639)	-	59,961	-
Telephone and fax	6,640	-	15,125	-
Transfer agent and regulatory fees	2,326	682	26,672	10,062
Travel and auto	18,242	-	31,862	-
Wages and benefits	30,289	-	30,289	-
	54,237	20,319	581,886	63,434
LOSS BEFORE THE UNDERNOTED ITEM:	(54,237)	(20,319)	(581,886)	(63,434)
Gain on disposal of mineral property	-	-	859	-
NET LOSS FOR THE PERIOD	(54,237)	(20,319)	(581,027)	(63,434)
DEFICIT, BEGINNING OF PERIOD	(1,202,861)	(229,831)	(676,071)	(186,716)
DEFICIT, END OF PERIOD	$ (1,257,098)	$ (250,150)	$ (1,257,098)	$ (250,150)
BASIC AND DILUTED LOSS PER SHARE	$ (0.005)	$ (0.004)	$ (0.059)	$ (0.012)
WEIGHTED AVERAGE NUMBER OF SHARES	11,038,469	5,326,665	9,884,175	5,326,665

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

INTERIM STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(UNAUDITED – SEE NOTICE TO READER)

	3 months ended Sept. 30,		9 months ended Sept. 30,
	2004	2003	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$ (54,237)	$ (20,319)	$ (581,027)	$ (63,434)
Add items not involving cash: Amortization	442	195	1,327	583
Stock based compensation	(129,639)	-	59,961	-
Gain on disposition of interest in mineral properties	-	-	(859)	-
Cash provided (used) by net changes in non-cash working capital items	151,132	974	78,713	7,290
	(32,302)	(19,150)	(441,885)	(55,561)
FINANCING ACTIVITIES	-	29,133	-	29,133
Tax credit received
Proceed from disposition of mineral properties	-	-	20,000	-
Issue of shares for cash	15,000	-	2,031,260	-
Share subscriptions	12,500	-	(484,500)	-
	27,500	29,133	1,566,760	29,133
INVESTING ACTIVITIES	(316,557)	(1,000)	(588,870)	(1,400)
Deferred exploration costs
Acquisition of mineral properties	-	(9,141)	(259,919)	(9,141)
Acquisition of capital assets	-		(2,731)	-
	(316,557)	(10,141)	(851,520)	(10,541)
INCREASE (DECREASE) IN CASH	(321,359)	(158)	273,355	(36,969)
CASH, BEGINNING OF PERIOD	1,181,028	61,073	586,314	97,884
CASH, END OF PERIOD	$ 859,669	$ 60,915	$ 859,669	$ 60,915

The accompanying notes are an integral part of these financial statements.

STORM CAT ENERGY CORPORATION
(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

1.

NATURE OF OPERATIONS

The Company is in the exploration stage and is traded on the TSX Venture Exchange. At September 30, 2004 the Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the properties, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements are unaudited and have not been reviewed by the Company’s external auditors.

a)

Mineral Properties and Exploration Costs

The Company records its interests in mineral properties at cost. All direct costs relating to the acquisition of these interests are capitalized until the properties to which they relate are placed into production, sold or abandoned.

Exploration costs relating to the mineral properties are deferred until the properties are brought into production, at which time the deferred costs are to be amortized on a unit of production basis, or until the properties are abandoned or sold, at which time the deferred costs are written off.

The mineral properties and exploration costs are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration represent unamortized costs to date and do not necessarily reflect present or future values.

b)

General and Administrative Expenses

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

a)

Fair Market Value of Financial Instruments

The carrying value of cash, cash equivalents, GST recoverable, mining tax credit receivable, accounts payable and accrued liabilities, approximate fair market value because of the short maturity of these instruments.

b)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas require the use of management estimates relate to the determination of impairment of mineral properties and deferred exploration costs. Actual results could differ from those estimates.

c)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which to not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company’s commitment to a plan of action based on the then known facts.

f)

Amortization

Capital assets are recorded at cost, and are amortized over their estimated useful lives on the declining balances at the following annual rates:

Computer equipment	- 30%
Computer software	- 100%
Equipment	- 20%
Trucks in camp	- 30%

Further, only one-half of the amortization is taken on assets acquired during the year. Amortization on the trucks acquired for the work site, and the equipment and computers used in the site is shown under deferred exploration costs.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

g)

Basic and Diluted Loss per Share

Basic loss per share is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. Due to the losses, potentially dilutive securities are excluded from the calculation of diluted loss per share, as they were anti-dilutive. Therefore, there is no difference in the calculation of basic and diluted loss per share.

a)

Stock Based Compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new recommendations required that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the standard permitted the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information.

Effective for the years beginning on or after January 1, 2004, pro-forma disclosure only will no longer be permitted and the fair market value of all stock options granted must be accounted for. The Company has retrospectively adopted the new policy for the nine months ended September 30, 2004.

b)

Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the accounting basis and the tax basis of the assets and liabilities, and are measured using the tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

j)

Mining Tax Credits

Mining tax credits are recorded in the accounts when there is reasonable assurance that the Company has complied with, and will continue to comply with all conditions needed to obtain the credits.

These non-refundable mining tax credits are earned in respect of qualified mining exploration costs incurred in B.C. by the Company, and they are recorded as a reduction of the related deferred exploration expenditures.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

k)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date, while non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at rates approximating the exchange rates in effect at the time of transactions. All foreign exchange gains and losses are included in earnings, except for gains and losses on long-term monetary liabilities which are deferred and amortized over the term of the related liability.

3.	MINERAL PROPERTIES
		Sept. 30, 2004	Dec. 31, 2003
Acquisition Costs of properties: British Columbia: Sadim Property		$ 10,012	$ 20,012
Mongolia property		259,919	-
Argentina properties		-	9,141
		$ 269,931	$ 29,153
Deferred Exploration Costs: Sadim Property		$ 280,459	$ 280,459
Mongolia property		620,566	31,696
		$ 901,025	$ 312,155
Sadim Property

Pursuant to an agreement dated August 22, 2000, the Company was granted an option to acquire a 100% undivided interest in four mineral claims (Sadim 1, 2, 3 and 4) in the Similkameen Mining Division, in the Province of British Columbia. The claims are subject to a 3% net smelter returns. As consideration, the Company paid $17,000. The Company abandoned the Sadim 2 mineral claim and subsequently restaked it as “Rum”, consisting of twelve units, at a cost of $2,472.

Pursuant to an option agreement dated January 16, 2004, the Company had agreed to grant Avance Venture Corp. (“Avance”), a company related by way of a common director, an option to acquire a 50% undivided interest in the Sadim property. As consideration, Avance paid $10,000 and must pay another $10,000 by December 31, 2004. In addition, Avance must incur exploration expenditures totaling $300,000 on the property as follows:

a)

$50,000 on or before December 31, 2004; and

b)

A further $100,000 and $150,000 on or before December 31, 2005 and 2006 respectively.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

3.

MINERAL PROPERTIES - continued

Quebec Mining Units

The Company applied for and obtained 112 claims units comprising of 5,730 hectares located in Northern Quebec. The application costs involved amount to $11,200. During the year ended December 31, 2002 management had written down the cost of these claims to a nominal value of $1.00. During the year ended December 31, 2003 management had decided to write off those units.

Argentina Properties

The Company obtained, by application, a 100% interest in five properties in the Republic of Argentina. These properties are being held by a director in trust for the Company.

Pursuant to an agreement dated February 20, 2004 with Delbrook Corporation (“Delbrook”) the Company sold to Delbrook a 100% undivided interest in these properties or claims units for the sum of $10,000 (received).

Mongolia Property

The Company signed a Production Sharing Contract with the Petroleum Authority of Mongolia on February 26, 2004. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. This license is located in the South Gobi region of Mongolia. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

4.

SHARE CAPITAL

a)

Authorized

20,000,000 common shares without par value.

b)

Issued and fully paid

	Number of Shares	Amount

Balance, December 31, 2002	5,326,665	$ 620,593
Issued pursuant to a non-brokered private placement	1,500,000	150,000
Balance, December 31, 2003	6,826,665	770,593
Issued pursuant to a non-brokered private placements - at $0.25 per share - at $0.50 per share Finder’s fee	1,988,000 1,875,000	497,000 1,500,000 (42,240)
Issued pursuant to warrants exercised: - at $0.13 per share - at $0.50 per share	300,000 75,000	39,000 37,500
Balance, September 30, 2004	11,064,665	$ 2,801,853

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

4.

SHARE CAPITAL - continued

a)

Shares Held In Escrow

As at September 30, 2004, 274,000 (2003 – 1,096,000) shares of the Company are subject to escrow agreements and may not be transferred, assigned or otherwise dealt with without the consent of the regulatory body having jurisdiction thereon.

b)

Stock Options

Stock-based compensation plan:

During the period the Company had granted 900,000 stock options to directors, officers and consultants.

A summary of the status of the stock option plan as of September 30, 2004 and 2003 and changes during the periods ending on those dates is presented below:

	2004		2003
	Number of Shares	Weighted Average Exercise Price
			Weighted Average
			Number of Shares	Exercise Price
Outstanding at beginning of period	605,000	$ 0.60	399,000	$ 0.25
Expired	-		(399,000)	-
Granted	900,000	$ 1.06	-	-
Options outstanding and exercisable at end of period	1,505,000	$ 0.87	-	$ -

At September 30, 2004 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of Options	Exercise Price	Expiry Date

605,000	$0.60	November 28, 2008
305,000	$1.00	March 3, 2009
495,000	$1.00	August 25, 2009
100,000	$1.52	September 28, 2009

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

4.

SHARE CAPITAL - continued

The compensation charge associated with consultants’ options in the amount of $189,600 has been recognized in the financial statements and a compensation charge associated with the directors’ options in the amount of $51,350 is not recognized in the financial statements, but included in the pro-forma amounts below. The fair value of the stock-based compensation has been determined, using the Black-Scholes option pricing model with the following assumptions:

Weighted average of fair value of options granted	$ 0.79
Expected dividend yield	0.0%
Expected volatility	10%
Risk-free interest rate	3.0%
Expected term in years	5

Had the fair value method been used for those options issued to the director, the Company’s net loss and loss per share would have been adjusted to the pro-forma amounts as indicated below:

Period ended June 30, 2004
Net loss	As reported	$ (526,790)
	Pro-forma	$ (578,140)
Basic and diluted loss per share	As reported	$ (0.057)
	Pro-forma	$ (0.062)

As disclosed in Note 2, the Company has retrospectively adopted the new policy to record the fair value of compensation expense on all the stock options granted since January 1, 2004. The fair value is determined using the Black-Scholes model. For the nine months ended September 30, 2004 the Company recorded a compensation charge of $59,961 in respect of 131,043 stock options which had been vested during the period. As at September 30, 2004 $370,139 related to amounts of stock options which had not yet vested and which has been deferred.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

Period ended

Sept. 30, 2004

Risk free interest rate

2.5%

Expected dividend yield

0%

Expected stock price volatility

between 90% to 98%

Expected life of options

3 to 5 years

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

4.

SHARE CAPITAL - continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Stock based compensation charges are expensed for the stock options granted with a corresponding increase to contributed surplus. Upon exercise of stock options, consideration paid will be credited to share capital.

Stock-based compensation charges of $189,600 for the six months were overprovided due to incorrect assumptions that the 240,000 stock options to consultants were fully vested. This had resulted in the overprovision of stock-based compensation charge of $129,639 for the third quarter ended September 30, 2004

e)

Share Purchase Warrants

As at September 30, 2004, the following warrants were outstanding:

Number of Shares	Exercise Price	Expiry Date
1,200,000	$0.13	October 21, 2005
1,863,000	$0.50	January 16, 2005
937,000	$1.00	May 4, 2005

Those warrants entitle the holders to acquire one common share for each warrant held.

5.

RELATED PARTY TRANSACTIONS

a)

During the period the Company paid $35,000 (2003-$24,500) for management fees to a company controlled by a director.

b)

During the period the Company paid and accrued $6,579 (2003-$10,659) for legal fees and disbursements to a law firm of a director.

c)

The amount due to related parties is non-interest bearing, unsecured, with no fixed terms of repayment.

d)

During the period the Company optioned 50% interest in Sadim Property to a company related by way of a common director. See Note 3.

e)

During the period, the Company paid $15,212 (2003 – Nil) for contract services and disbursements to a company controlled by a director.

f)

During the period, the Company paid $58,827 (2003 – Nil) for consulting fees and disbursements to a company controlled by a director appointed during the period.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

6.

CORPORATION LOSSES CARRY FORWARDS

At September 30, 2004 the Company has accumulated non-capital losses totaling $867,081 which may be applied against future year’s taxable income. These losses expire as follows:

2007	$ 27,262
2008	67,075
2009	78,454
2010	173,983
2011	520,307
$ 867,081

As at September 30, 2004 the Company has accumulated Canadian exploration and development expenditures of approximately $1,040,644 which can be carried forward indefinitely against future years’ taxable incomes.

The potential tax benefit of these loses and expenditures has not been recorded in the financial statements, as it is not more-likely-than-not that sufficient taxable income will be realized during the carry-forward periods to utilize all the future tax assets.

7.

SEGMENTED INFORMATION

During the period the Company was involved in mineral exploration and development activities in Mongolia. There were no exploration and development activities on the British Columbia and Argentina properties at the moment.

The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues for the nine months ended September 30, 2004.

Identifiable assets are as follows:

Mongolia	$ 913,811
Argentina	-
Canada	1,519,610
$ 2,433,421

8.

SUBSEQUENT EVENTS

a)

Subsequent to September 30, 2004 11,399,415 warrants at $0.50, $0.80 and $1.00 per share were exercised to net the Company $200,750.

STORM CAT ENERGY CORPORATION

(formerly Toby Ventures Inc.)

NOTES TO INTERIM FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004

(UNAUDITED – SEE NOTICE TO READER)

8.

SUBSEQUENT EVENTS - continued

a)

During October 2004, the Company completed a private placement of 937,500 units at $0.80 per unit for proceeds of $750,000. Each unit consists of one common share and one share purchase warrant with one warrant entitling the holder to purchase one common share for a term of eighteen months at $1.00 per share in the first twelve months and at $1.25 per share in the remaining six months. The Company issued 44,275 units as a finder’s fee.

b)

Subsequent to September 30, 2004 the Company entered into a Letter of Intent with Haywood Securities Inc. to raise further funds through a private placement of up to 1,920,500 units at $1.25 per unit. Each unit will consist of 1 common share one-half of one share purchase warrant. Each full warrant will entitle the subscriber to purchase one common share for a period of 12 months from the date of closing of the offering and will be exercisable at $1.55 per share.

STORM CAT ENERGY CORPORATION
(the “Company”)

MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

General

The following discussion of performance, financial condition and prospects should be read in conjunction with the financial statements of the Company and notes thereto for the three months ended September 30, 2004. The Company‘s financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. The Company’s reporting currency is Canadian dollars, unless otherwise indicated. The date of the Management Discussion and Analysis is November 24, 2004. Additional information on the Company is available on SEDAR at www.sedar.com.

Description of Business

The Company is in the process of exploring its mineral (including Coalbed Methane gas projects) properties and has not yet determined whether these properties contain mineral and gas reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amounts shown for the mineral properties and related deferred costs is dependent upon discovery of economically recoverable mineral or gas reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition thereof.

Discussion of Operations and Financial Conditions

The Company incurred a net loss for the three months ended September 30, 2004 of $54,237, after taking into account the over provision of stock-based compensation charge of $189,600 resulting in a credit balance of $129,639. See Note 4 of the Interim Financial Statements for the period.

$316,557 was incurred by the Company during this quarter for investigation and evaluation of Coalbed Methane opportunities in the U.S., Canada and Mongolia.

On February 20, 2004, the Company sold a 100% interest in the five Argentine properties that it controlled to Delbrook Corporation for the sum of $10,000.

During the period ended June 30, 2004 the Company signed a Production Sharing Contract with Petroleum Authority of Mongolia. This agreement requires a minimum commitment of US$4.8 million over a five year term and allows for the exploration and development of natural gas from coal. The agreement had been ratified by the Government of Mongolia on May 5, 2004.

During the period ended September 30, 2004, Mr. Scott Zimmerman was appointed to the Board. Mr. William E. Schmidt resigned from the Board. On October 19, 2004, Mr. Zimmerman became the President of the Company.

There were no legal proceedings against the Company during the period and to date.

During the three month period ended September 30, 2004, the Company issued 30,000 common shares at $0.50 per share for a gross proceed of $15,000 (see below). No warrants were issued.

During the quarter ended September 30, 2004, 30,000 share purchase warrants were exercised at $0.50 for gross proceeds of $15,000.

During the period ended June 30, 2004, the Company adopted a new incentive stock option plan. The shares subject to grant of options under the new plan is limited to 1,762,933 of less than the number of options from time to time outstanding under the former plan. Options granted under the new plan will vest on a quarterly basis over a period of 18 months.

Summary of Financial Operations

At September 30, 2004, a total of 11,064,665 shares are issued and outstanding of which 274,000 shares are subject to escrow requirements.

During the quarter ended September 30, 2004, the Company had a loss of $54,237 compared with a loss of $20,319 for the quarter ended September 30, 2003.

Summary of Quarterly Reports

The following table summarizes the Company’s operating results for each of the eight most recently completed quarters:

Revenue	Net Loss ($)	Net Loss per Share ($)(1)
--	54,237	0.005
--	194,622	0.019
--	332,168	0.039
--	425,921	0.076
--	20,319	0.004
--	15,579	0.003
--	27,536	0.005
--	25,595	0.005

2003 Dec 31	2002 Dec 31	2001 Dec 31
$351	$169	$254
489,354	79,396	67,831
489,355	90,595	67,831
941,898	444,484	531,769
Nil	Nil	Nil

The Company does not have any long term financial liabilities nor has it declared any dividends. The results for fiscal 2003 were affected by a stock based compensation of $311,690 in the form of options granted the consultants.

The results for fiscal 2002 were affected by losses of $11,199 from writing down mineral projects.

General and administrative expenses consist of:

	Quarter ended September 30
	2004 $	2003 $
Advertising and promotion	314	346
Amortization	442	195
Consulting fees	25,524	5,422
Interest and bank charges	483	--
Investor relations	--	--
Loss on foreign exchange	1,068	--
Management and administration fees	21,083	9,000
Office and miscellaneous	2,601	343
Professional fees	19,190	4,331
Property investigation and evaluation	49,584	--
Rent	3,894	--
Shareholder information	196	--
Stock based compensation *	(129,639)	--
Telephone and fax	6,640	--
Transfer agent and regulatory fees	2,326	682
Travel and auto	18,242	--
Wages and benefits	30,289	--
	54,237	20,319

* See Note 4 of Interim Financial Statement.

The increase in management fees was due to increased in management fees from $2,500 per month to $3,000 per month effective May 15, 2003 and a further increase to $5,000 per month effective May 15, 2004.

Financings, Principal Purposes and Milestones

There are no other significant financings, principal purposes and milestones to report upon.

Liquidity and Solvency

September 30, 2004

September 30, 2003

Deficit

$1,257,098

$250,150

Working capital

751,474

58,839

The Company currently does not have sufficient funds to carry out its business plans and requires further financing. The company proposes to arrange financing; agreements have been entered into (see Subsequent Events below). Any financing is subject to regulatory approvals.

Related Party Transactions

During the quarter ended September 30, 2004, the Company incurred the following charges with the directors of the Company, companies with common directors and a law firm in which a former director of the Company, William E. Schmidt, is a partner:

	2004	2003
Legal fees and disbursements	$6,579	$10,659
Management fees	35,000	24,500
Consulting, contract services & disbursements	74,039	-

Investor Relations Activities

The Company had retained Bruce Nurse to provide market awareness and investor relations activities on a month to month basis for a monthly fee of US$2,500 effective November 1, 2003. During the six months to June 30, 2004 the Company paid to Mr. Nurse US$15,000 and US$800 for fees and disbursements respectively. The engagement with Mr. Nurse terminated on July 1, 2004.

Proposed Transactions

The Company is investigating other Coalbed Methane opportunities in the US, Canada and Mongolia.

Contractual Commitments

The Company is currently focusing its exploration activities on its Mongolia property. It intends to maintain the requirements under the Production Sharing Contract with the Petroleum Authority of Mongolia. The Company is required to commit at least US$4.8 million, over a five year term, to explore and develop natural gas from coal. However, since September 30, 2004, the Company has acquired substantial interests in Wyoming and Alberta.

Off Balance-Sheet Arrangements

There are no off balance-sheet arrangements.

Subsequent Events (as at November 1, 2004)

Storm Cat Energy has engaged the Kottmeier Resolution Group Ltd. to provide the Company with investor relations services. The Kottmeier Resolution Group will initiate and maintain contact with the financial community, shareholders and investors. In addition, they will assist Storm Cat’s management is strategizing, formulating and implementing its communications programs.

The Kottmeier Resolution Group has been engaged under a services agreement having an initial term of six months. It will be paid cash consulting fees of $7,500 per month and will be reimbursed for expenses that have been pre-approved by the Company. In addition, Kris Kottmeier, a principal of The Kottmeier Resolution group has been granted 100,000 stock options under the Company’s option plan exercisable at a price of $1.52 per share for a period of up to five years and expiring 30 days following the termination of the consulting engagement with the company. These options will vest over the next 12 months as to 25% at the end of each three month period.

Storm Cat has agreed in principle with the Petroleum Authority of Mongolia (“PAM”) to negotiate the terms of a formal Joint Exploration Agreement with respect to the exploration by the Company on additional lands in Mongolia covering various substantial coal deposits in which Storm Cat believes may be appropriate for the extraction of Natural Gas from Coals. Thus far, there is no binding commitment to either party. Any agreement entered into by the Company will be subject to regulatory approvals.

Storm Cat has entered into a non-binding Letter of Intent with Haywood Securities Inc. (“Haywood”) under which Haywood will act as its agent in connection with a best efforts private placement offering of up to 1,920,500 units at a price of $1.25 per unit. Each unit will consist of one common share and one-half of one share purchase warrant. Each full warrant will entitle the subscriber to purchase one common share for a period of 12 months from the date of closing of the offering and will be exercisable at a price of $1.55 per share. Haywood will be paid a cash commission of 8% of the gross proceeds of the Offering and will receive Agent warrants to purchase 15% of the number of units sold under the Offering. Each Agent’s warrant will be exercisable into one common share at a price of $1.55 for a period of 12months from the date of closing of the Offering. The subscription proceeds of up to $2,400,000 Cdn. will be used to finance the company’s general exploration and land acquisition activities, as well as working capital.

The Company also proposes concurrently to conduct a non-brokered private placement of up to 800,000 units having the same terms as those outlined above, for a total of $1,000,000 Cdn. These funds would be allocated to general exploration and land acquisition activities, as well as working capital. No finders fee or commissions are contemplated with this non-brokered private placement.

Storm Cat has acquired a 100-per-cent working interest (81.5-per-cent net interest) in 1,481 acres of the Jamison/North Twenty Mile fields located in Campbell County, Wyoming. Geologically, these fields are located on the eastern flank of the Powder River basin coal bed natural gas region.

Originally placed in production in early 2002, these fields are currently producing at a rate of approximately one million cubic feet per day of natural gas from 28 producing wells. The current production derives from the Anderson and Canyon coal seams, with gross and net proven reserves of 1.148 billion cubic feet and 0.842 billion cubic feet, respectively, and gross and net probable reserves of 3.231 billion cubic feet and 2.37 billion cubic feet, respectively. The reserve estimates were provided by Sproule Associates in Denver, Colo.

In consideration of the acquisition, the Company has paid $1.25-million (U.S.) for the properties. The effective date of the transaction is Dec. 1, 2004.

A total of six coal seams exist in the area, including the Anderson and Canyon. The Company believes two of the lower coal seams, the Cook and the Wall, provide sufficient thickness to warrant testing and development through the drilling of new wells. In addition, the Company feels the Smith coal seam is a good candidate for recompletion of certain existing wells, but no reserves were attributed to it in the Sproule analysis.

Storm Cat has acquired extensive petroleum and natural gas leases in the Cook Inlet region of Alaska. Approximately 45 kilometres from Anchorage, the Company has acquired 18,369 acres comprising two five-year leases on two claims. These lands are considered prospective for both coal bed natural gas as well as conventional natural gas. In consideration of the lease acquisitions, Storm Cat has agreed to pay a total $203,901 (U.S.) or $11.10 (U.S.) per acre to the titleholder, the Alaskan Mental Health Trust.

During October 2004, the Company completed a private placement of 937,500 units at $0.80 per unit for proceeds of $750,000. Each unit consists of one common share and one share purchase warrant with one warrant entitling the holder to purchase one common share for a term of eighteen months at $1.00 per share in the first twelve months and at $1.25 per share in the remaining six months. The Company issued 44,275 units as a finders fee.

Subsequent to September 30, 2004, 11,399,415 warrants at $0.50, $0.80 and $1.00 per share were exercised to net the company $200,750.

Risk and Uncertainties

The Company is in the mineral and gas exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal and energy prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs or if such exploration programs are successful for the development of economic ore bodies or gas reserves and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the Company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptance terms, if at all. Management at this time has no reason to expect that this capability will diminish in the near term.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the company’s estimate of the value of stock based compensation. These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company’s control.

The factors affecting stock based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The Company has used historical data to determine validity in accordance with Black-Scholes modeling, however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock based compensation and hence results of operations, there is no impact on the Company’s financial condition.

The company’s recorded value of the Company’s mineral properties is in all cases, based on historical costs that are expected to be recovered in the future. The Company’s recoverability evaluation is based on market conditions for minerals, underlying mineral or gas resources associates with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The Company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk as well as environmental risk. The Company’s financial statements have been prepared with these risks in mind. All of the assumptions set out herein are potentially subject to significant change and out of the company’s control. These changes are not determinable at this time.

Change in Accounting Policy

During the quarter ended September 30, 2004, the Company had further changed its accounting policy on accounting for stock based compensation to adopt to the new Canadian Standards with respect to stock based compensations.

See Note 2(h) on the interim financial statements. The change in accounting policy has resulted in the total compensation charge of $430,100 from the 900,000 stock options granted during the period of nine months to September 30, 2004 and was credited to contributed surplus. Out of the $430,100 compensation charge, $59,961 which related to those stock options which had vested during the period, was expensed, while the balance of $370,139 was deferred.

Management’s Responsibility for Financial Statements

The information provided in this property, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values of certain assets of liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Caution Regarding Forward Looking Statements

Statements contained in this document, which are not historical facts are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for gas, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies and significant changes in the supply demand fundamentals for gas that could negatively affect prices. Although the Company believes that the assumption intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Dated: November 24, 2004

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Scott Zimmerman, the President and acting Chief Executive Officer of Storm Cat Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Storm Cat Energy Corporation (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004.

“Scott Zimmerman”

Scott Zimmerman,

President & Chief Executive Officer

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD I, Chris Dyakowski, the Chief Financial Officer of Storm Cat Energy Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Storm Cat Energy Corporation (the issuer) for the interim period ending September 30, 2004;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004.

“Chris Dyakowski”

Chris Dyakowski,

Chief Financial Officer